Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Stuart M. Litwin
Direct Tel (312) 701-7373
Direct Fax (312) 706-8165
slitwin@mayerbrownrowe.com

July 31, 2006

Via U.S. Mail And Facsimile

Hanna T. Teshome
Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re:	Bond Securitization, L.L.C. Registration Statement on Form S-3 Filed May 25, 2006 File No. 333-134469

Bond Securitization, L.L.C (the ‘‘Registrant’’) has requested us to respond to the Commission staff's comment letter dated July 14, 2006 concerning the captioned Registration Statement (the ‘‘Comment Letter’’).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on July 6, 2006.

The Registrant's responses to the Comment Letter are set forth below. The responses follow each of the staff's comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectuses and forms of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms ‘‘we’’, ‘‘us’’ and ‘‘our’’ in the following responses refer to the Registrant.

Registration Statement on Form S-3

Base Prospectus

Credit and Cash Flow Enhancement, page 30

You state in the second paragraph of this section that if a form of credit enhancement covers more than one series, securityholders of any series will be subject to the risk that credit

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Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

July 31, 2006

enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response

We have revised pages 36 and 30, respectively, of the Automobile Prospectus and the Equipment Prospectus to remove the statement that if a form of credit enhancement covers more than one series, securityholders of any series will be subject to the risk that credit enhancement will be exhausted by claims of securityholders of another series.

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If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Stuart M. Litwin
Stuart M. Litwin